UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Triton International Limited

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G9078F107

(CUSIP Number)

Srikanth Balachandran

Bharti Global Limited

53/54 Grosvenor Street

London, United Kingdom, W1K 3HU

Telephone: +44 (0) 203 9949 650

with a copy to:

Jeffrey D. Karpf

Neil R. Markel

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Telephone: (212) 225-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 16, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Bharti Global Limited
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Jersey, Channel Islands
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 8,280,590
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 8,280,590
11	Aggregate Amount Beneficially Owned By Each Reporting Person 8,280,590
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 11.2%*
14	Type Of Reporting Person CO

 * The calculation assumes that there are a total of 73,880,901 Common Shares (as defined below) outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on July 25, 2019.

SCHEDULE 13D

CUSIP No. G9078F107

1	Names Of Reporting Persons I.R.S. Identification Nos. Of Above Persons (entities Only) Bharti Overseas Private Limited
2	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source Of Funds OO
5	Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Item 2(d) or 2(e) ☐
6	Citizenship Or Place Of Organization Delhi, India
Number Of Shares	7	Sole Voting Power -0-
Beneficially Owned By	8	Shared Voting Power 8,280,590
Each Reporting Person	9	Sole Dispositive Power -0-
With	10	Shared Dispositive Power 8,280,590
11	Aggregate Amount Beneficially Owned By Each Reporting Person 8,280,590
12	Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares ☐
13	Percent Of Class Represented By Amount In Row (11) 11.2%*
14	Type Of Reporting Person CO

 * The calculation assumes that there are a total of 73,880,901 Common Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on July 25, 2019.

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on February 27, 2017 (the “Original Schedule 13D” and, as amended and supplemented by Amendment No. 1 to the Schedule 13D filed by the Reporting Persons on September 8, 2017 and this Amendment, this “Schedule 13D”) with respect to the Common Shares of the Issuer. Capitalized terms used in this Amendment and not otherwise defined herein shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background.

This Amendment amends and restates Item 2 of the Schedule 13D in its entirety as set forth below, including Schedule I which is replaced with Schedule I attached hereto.

“(a) and (f).

This Schedule 13D is being filed pursuant to Rule 13d-1(a) under the Act, by (i) Bharti Global Limited, a private limited company formed under the laws of Jersey (“BGL”) and (ii) Bharti Overseas Private Limited, a private limited company formed under the laws of India (“BOPL”, and together with BGL, the “Reporting Persons”).

BOPL is the sole shareholder of BGL, which holds 8,280,590 Common Shares. Because of BOPL’s relationship to BGL, BOPL may be deemed to beneficially own the Common Shares held directly by BGL.

The name, business address, present principal occupation or employment and citizenship of each director and executive officer of (i) BGL and (ii) BOPL is set forth on Schedule I.

The Reporting Persons have entered into a joint filing agreement dated as of February 27, 2017, a copy of which is attached hereto as Exhibit A.

(b)	The address of the principal business office of BGL is:

53/54 Grosvenor Street

London, United Kingdom, W1K 3HU

Attention: Srikanth Balachandran

The address of the principal business office of BOPL is:

Bharti Crescent, 1, Nelson Mandela Road, Vasant Kunj

Phase – II, New Delhi

Delhi, India, 110070

Attention: Puneet Tandon

(c)	BGL, through its direct and indirect subsidiaries, is principally engaged, and has interests in, the businesses of, among other things, telecommunications, satellite communications, hospitality, oil & gas, and intermodal container leasing. BOPL is principally engaged in the business of the promotion, undertaking, performance or acquisition (on its own or through partnerships, alliances or other arrangements, whether in India or abroad) of businesses relating to (a) information technology, telecommunications and other related services, infrastructure and networks, (b) computer hardware, software, programs and applications, (c) electronic equipment and security systems, (d) farming and agricultural products and (e) insurance products.

(d)	During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule I, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.”

Item 3.	Source and Amount of Funds or Other Consideration.

This Amendment amends and restates Item 3 of the Schedule 13D in its entirety as set forth below.

“The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 3.

In connection with the closing of the transactions (the “Mergers”) contemplated by the transaction agreement, dated as of November 9, 2015 (the “Transaction Agreement”), by and among TAL International Group, Inc., a Delaware corporation, the Issuer, Triton Container International Limited, a Bermuda exempted company (“Triton”), Ocean Delaware Sub, Inc., a Delaware corporation and Ocean Bermuda Sub Limited, a Bermuda exempted company (which entity, along with Ocean Delaware Sub, Inc., was merged out of existence upon the closing of the Mergers), on July 12, 2016, ICIL Triton Holdings, L.P., a Bermuda exempted limited partnership (“ICIL-Triton”), received, in exchange for its 9,863,565.20 common shares of Triton, an aggregate of 7,877,590 Common Shares.

On February 27, 2017, those 7,877,590 Common Shares were transferred to BGL through a pro rata distribution to a wholly-owned subsidiary of BGL and series of transactions among wholly-owned subsidiaries of BGL in reliance upon exemptions from registration under the Securities Act of 1933, as amended.

On October 5, 2018, BGL entered into a Share Purchase Agreement (the "Share Purchase Agreement") to purchase 337,000 Common Shares at a price of $34.78 per share. The transaction was subject to certain closing conditions, including expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, which was terminated on November 1, 2018. On November 1, 2018, all material conditions to closing of the Share Purchase Agreement were satisfied.”

Item 4.	Purpose of Transaction.

This Amendment amends and restates Item 4 of the Schedule 13D in its entirety as set forth below.

“The information set forth in Items 3 and 6 hereof is hereby incorporated by reference into this Item 4.

The Reporting Persons beneficially own the Common Shares as an investment. Subject to the terms of the Shareholders Agreement (as defined and described further below), the Reporting Persons from time to time may decide to increase or decrease their investment in the Issuer through transfers of Common Shares in open market or private transactions or otherwise. On October 16, 2019, BGL sent a letter to the Issuer requesting that the Issuer agree to terminate the Shareholders Agreement. If the Shareholders Agreement is terminated, certain restrictions on transfers of the Common Shares beneficially owned by the Reporting Persons, including with respect to pledging the Common Shares, and registration rights with respect to the Common Shares will be terminated. The timing and amount of any such pledge, increase or decrease may depend upon the price and trading volume of the Common Shares, subsequent developments affecting the Issuer, the Issuer’s business and prospects, other investment and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors the Reporting Persons consider relevant.

Except as set forth in this Statement, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the individuals listed in Schedule I, have no present plans or proposals which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided, that, the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.”

Item 5.	Interests in Securities of the Issuer.

This Amendment amends and restates Item 5 of the Schedule 13D in its entirety as set forth below.

“The information contained in rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement and the information set forth or incorporated in Items 2, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a) and (b).

The following disclosure assumes that there is a total of 73,880,901 Common Shares outstanding, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on July 25, 2019.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own, in the aggregate, 8,280,590 Common Shares, which constitutes approximately 11.2% of the outstanding Common Shares.

Except as set forth in this Statement, to the knowledge of the Reporting Persons, none of the persons named in Schedule I beneficially owns any Common Shares.

Pursuant to Rule 13d-4 of the Act, BOPL herein states that this Schedule 13D shall not be deemed an admission that it is the beneficial owner of any of the Common Shares of the Issuer reported in this Schedule 13D. BOPL disclaims beneficial ownership of the Common Shares of the Issuer, except to the extent of its pecuniary interest in such Common Shares.

(c)	Except as set forth in this Statement, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, none of the persons named in Schedule I, has engaged in any transaction during the past 60 days in any Common Shares.

(d)	To the best knowledge of the Reporting Persons, and other than as described herein, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Common Shares reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: October 18, 2019

BHARTI GLOBAL LIMITED

By:	/s/ Srikanth Balachandran
Name:	Srikanth Balachandran
Title:	Authorized Signatory

BHARTI OVERSEAS PRIVATE LIMITED

By:	/s/ Puneet Tandon
Name:	Puneet Tandon
Title:	Authorized Signatory

SCHEDULE I

CERTAIN INFORMATION CONCERNING EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS

Bharti Global Limited

1.	Mr. Shravin Bharti Mittal

●	Citizenship: British

●	Residence/business address: 53/54 Grosvenor Street, London, United Kingdom, W1K 3HU

●	Principal occupation: Director of Bharti Global Limited

2.	Mr. Srikanth Balachandran

●	Citizenship: British

●	Residence/business address: 53/54 Grosvenor Street, London, United Kingdom, W1K 3HU

●	Principal occupation: Director of Bharti Global Limited

3.	Ms. Jantina Catharina Van De Vreede

●	Citizenship: Dutch

●	Residence/business address: Nicolaas Witsenkade 41B, Amsterdam, 1017 ZV, The Netherlands

●	Principal occupation: Director of Bharti Global Limited

4.	Ms. Eiesha Bharti Pasricha

●	Citizenship: British

●	Residence/business address: 16 Pembridge Place, London, United Kingdom, W2 4XB

●	Principal occupation: Director of Bharti Global Limited

Bharti Overseas Private Limited

1.	Mr. Rakesh Bharti Mittal

●	Citizenship: Indian

●	Residence/business address: 4. Pearl lane, DLF Farms, Chattarpur, Delhi - 110074, India

●	Principal occupation: Director of Bharti Overseas Private Limited

2.	Mr. Sunil Bharti Mittal

●	Citizenship: Indian

●	Residence/business address: 19 Amrita Shergil Marg, New Delhi -110003, India

●	Principal occupation: Director of Bharti Overseas Private Limited

3.	Mr. Rajan Bharti Mittal

●	Citizenship: Indian

●	Residence/business address: E-9/17, Vasant Marg, Vasant Vihar, New Delhi-110057, India

●	Principal occupation: Director of Bharti Overseas Private Limited

4.	Mr. Akhil Kumar Gupta

●	Citizenship: Indian

●	Residence/business address: B-27 Maharani Bagh, New Delhi -110065, India

●	Principal occupation: Director of Bharti Overseas Private Limited